SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30204; File No. 812-13934]

Factor Advisors, LLC, et al.; Notice of Application

September 17, 2012

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and (a)(2) of the Act, and under section 12(d)(1)(J) for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

Summary of Application: Applicants request an order that would permit (a) certain open-end management investment companies or series thereof to issue shares ("Shares") redeemable in large aggregations only ("Creation Units"); (b) secondary market transactions in Shares to occur at negotiated market prices; (c) certain series to pay redemption proceeds, under certain circumstances, more than seven days after the tender of Shares for redemption; (d) certain affiliated persons of the series to deposit securities into, and receive securities from, the series in connection with the purchase and redemption of Creation Units; and (e) certain registered management investment companies and unit investment trusts outside of the same group of investment companies as the series to acquire Shares.

Applicants: FactorShares Trust (the "Trust"), Factor Advisors, LLC ("Factor Advisors"), and Quasar Distributors, LLC (the "Distributor").

Filing Dates: The application was filed on August 3, 2011, and amended on January 27, 2012, June 26, 2012, and September 11, 2012.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on October 9, 2012, and

should be accompanied by proof of service on applicants, in the form of an affidavit, or for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC

20549-1090; Applicants, Factor Advisor and the Trust, One Penn Plaza, 36th Floor, New York,

NY 10019. Distributor, 615 East Michigan Street, 4th Floor, Milwaukee, Wisconsin 53202.

For Further Information Contact: Emerson S. Davis, Sr., Senior Counsel at (202) 551-6868, or

Daniele Marchesani, Branch Chief, at (202) 551-6821 (Division of Investment Management,

Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicants' Representations:

1.   The Trust is registered under the Act as an open-end management investment

company and is organized as a Delaware statutory trust. The Trust initially will offer three series

identified in the application ("Initial Funds") whose performance will correspond to the price and yield performance, before fees and expenses, of a specified securities index ("Underlying Index").

2.   Applicants request that the order apply to the Initial Funds and any additional series of the Trust and any other existing or future open-end management investment companies or series thereof that seeks to track an Underlying Index ("Future Funds," and together with the Initial Funds, the "Funds").[1] Any Fund will be (a) advised by Factor Advisors or an entity controlling, controlled by or under common control with Factor Advisors (each, an "Adviser"), and (b) seek investment returns that correspond to the price and yield performance, before fees and expenses, of a specified securities index.

3.   Underlying Indexes may include: any domestic equity, foreign equity or fixed income index (respectively, a "Domestic Index," "Foreign Index" or "Fixed Income Index") or combination thereof that is comprised solely of securities. Each Domestic Index is an index comprised of equity securities issued by one or more of the following categories of issuers: (i) domestic issuers and (ii) non-domestic issuers meeting the requirements for trading in U.S. markets. Each Foreign Index is comprised of foreign equity securities. Each Fixed Income Index is comprised of domestic or foreign fixed income securities. Funds tracking Domestic, Foreign and Fixed Income Indexes are, respectively, "Domestic Funds," "Foreign Funds" and "Fixed Income Funds." Certain Funds may invest in both domestics and foreign securities ("Global Funds"). Underlying Indexes that include both long and short positions in securities are referred to as "Long/Short Indexes." Funds based on Long/Short Indexes are "Long/Short

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[1]   All entities that currently intend to rely on the order have been named as applicants. Any other existing or future entity that subsequently relies on the order will comply with the terms and conditions of the application. An Acquiring Fund (as defined below) may rely on the order only to invest in Funds and not in any other registered investment company.

Funds." Underlying Indexes that use a 130/30 investment strategy are referred to as "130/30 Indexes." Funds based on 130/30 Indexes are "130/30 Funds."

4   An Adviser registered as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act") will serve as investment adviser to the Funds. The Adviser may enter into sub-advisory agreements with one or more investment advisers each of which will serve as a sub-adviser to a Fund (each, a "Sub-adviser"). Each Sub-adviser will be registered under the Advisers Act. The Distributor is a broker-dealer registered under the Securities Exchange Act of 1934 (the "Exchange Act") and will act as the principal underwriter and distributor for the Initial Funds.[2]

5.   Each Fund will consist of a portfolio of securities and other instruments including cash ("Portfolio Investments") selected to correspond to the performance of a specified Underlying Index.[3] No entity that creates, compiles, sponsors or maintains an Underlying Index will be an affiliated person, as defined in section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Trust, a Fund, the Adviser, any Sub-adviser, or promoter of a Fund, or of the Distributor.

6.   A Fund will utilize either a replication or representative sampling strategy to track its Underlying Index. A Fund using a replication strategy will invest in substantially all of the Component Securities in its Underlying Index in the same approximate proportions as in the Underlying Index. A Fund using a representative sampling strategy will hold some, but may not

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[2]   Applicants request that the order also apply to future distributors that comply with the terms and conditions of the application.

[3]   Applicants represent that each Fund will invest at least 80% of its total assets in the component securities that comprise its Underlying Index ("Component Securities") or, as applicable, depositary receipts or TBA Transactions (as defined below) representing Component Securities. Each Fund also may invest up to 20% of its total assets (the "Asset Basket") in a broad variety of other instruments, including securities not included in its Underlying Index, which the Adviser believes will help the Fund in tracking the performance of the Underlying Index.

hold all, of the Component Securities of its Underlying Index. Applicants state that use of the representative sampling strategy may prevent a Fund from tracking the performance of its Underlying Index with the same degree of accuracy as would a Fund that invests in every Component Security of the Underlying Index. Applicants expect that each Fund will have a tracking error relative to the performance of its Underlying Index of less than 5 percent.

7.   Each Fund will issue, on a continuous basis, Creation Units, which will typically consist of 25,000 to 100,000 Shares and have an initial price of at least $1,000,000. All orders to purchase Creation Units must be placed with the Distributor by or through a party that has entered into an agreement with the Distributor ("Authorized Participant"). The Distributor will be responsible for delivering the Fund's prospectus to those persons acquiring Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it. In addition, the Distributor will maintain a record of the instructions given to the applicable Fund to implement the delivery of its Shares. An Authorized Participant must be either (1) a "Participating Party," (i.e., a broker-dealer or other participant in the Continuous Net Settlement System of the National Securities Clearing Corporation ("NSCC"), a clearing house registered with the Commission, or (2) a participant in the Depository Trust Company ("DTC," and such participant, "DTC Participant"), which, in either case, has signed a "Participant Agreement" with the Distributor.

8.   The Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments ("Deposit Instruments"), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments ("Redemption

Instruments").[4] On any given Business Day the names and quantities of the instruments that

constitute the Deposit Instruments and the names and quantities of the instruments that constitute

the Redemption Instruments will be identical, unless the Fund is Rebalancing (as defined below).

In addition, the Deposit Instruments and the Redemption Instruments will each correspond pro

rata to the positions in a Fund's portfolio (including cash positions),[5] except: (a) in the case of

bonds, for minor differences when it is impossible to break up bonds beyond certain minimum

sizes needed for transfer and settlement; (b) for minor differences when rounding is necessary to

eliminate fractional shares or lots that are not tradeable round lots;[6] (c) "to be announced"

transactions ("TBA Transactions"),[7] short positions, derivatives and other positions that cannot

be transferred in kind[8] will be excluded from the Deposit Instruments and the Redemption

Instruments;[9] (d) to the extent the Fund determines, on a given Business Day, to use a

representative sampling of the Fund's portfolio;[10] or (e) for temporary periods, to effect changes

in the Fund's portfolio as a result of the rebalancing of its Underlying Index (any such change, a

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[4]   The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act of 1933 ("Securities Act"). In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

[5]   The portfolio used for this purpose will be the same portfolio used to calculate the Fund's NAV for that Business Day.

[6]   A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

[7]   A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree on general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date.

[8]   This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

[9]   Because these instruments will be excluded from the Deposit Instruments and the Redemption Instruments, their value will be reflected in the determination of the Cash Amount (defined below).

[10]   A Fund may only use sampling for this purpose if the sample: (i) is designed to generate performance that is highly correlated to the performance of the Fund's portfolio; (ii) consists entirely of instruments that are already included in the Fund's portfolio; and (iii) is the same for all Authorized Participants on a given Business Day.

"Rebalancing"). If there is a difference between the net asset value ("NAV") attributable to a Creation Unit and the aggregate market value of the Deposit Instruments or Redemption Instruments exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the "Cash Amount").

9. Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in kind, solely under the following circumstances: (a) to the extent there is a Cash Amount, as described above; (b) if, on a given Business Day, a Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash; (c) if, upon receiving a purchase or redemption order from an Authorized Participant, a Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;[11] (d) if, on a given Business Day, a Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are not eligible for transfer through either the NSCC or DTC; or (ii) in the case of Foreign Funds and Global Funds, such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or (e) if a Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation

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[11] In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors. For instance, in bond transactions, the Adviser may be able to obtain better execution than Share purchasers because of the Adviser's or Sub-adviser's size, experience and potentially stronger relationships in the fixed income markets. Purchases of Creation Units either on an all cash basis or in kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in kind redemption. As a result, tax considerations may warrant in kind redemptions.

Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an

Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or

(iii) a holder of Shares of a Foreign Fund or Global Fund would be subject to unfavorable

income tax treatment if the holder receives redemption proceeds in kind.[12]

10.   Each Business Day, before the open of trading on a the primary listing Exchange,

each Fund will cause to be published through the NSCC the names and quantities of the

instruments comprising the Deposit Instruments and the Redemption Instruments, as well as the

estimated Cash Amount (if any), for that day. The list of Deposit Instruments and the list of

Redemption Instruments will apply until new lists are announced on the following Business Day,

and there will be no intra-day changes to the lists except to correct errors in the published lists.

11.   Shares will be listed and traded on an Exchange. It is expected that one or more

member firms of an Exchange will be designated to act as a market maker and maintain a market

for Shares trading on the Exchange. Prices of Shares trading on an Exchange will be based on

the current bid/ask market. Shares sold in the secondary market will be subject to customary

brokerage commissions and charges.

12.   Applicants expect that purchasers of Creation Units will include institutional

investors, arbitrageurs, traders and other market participants. Exchange specialists or market

makers also may purchase Creation Units for use in market-making activities. Applicants expect

that secondary market purchasers of Shares will include both institutional investors and retail

investors.[13] Applicants expect that the price at which Shares trade will be disciplined by

arbitrage opportunities created by the option to continually purchase or redeem Creation Units at

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[12]   A "custom order" is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

[13]   Shares will be registered in book-entry form only. DTC or its nominee will be the registered owner of all outstanding Shares. DTC or DTC Participants will maintain records reflecting beneficial owners of Shares.

their NAV, which should ensure that Shares will not trade at a material discount or premium in relation to their NAV.

13.   Shares will not be individually redeemable. To redeem, an investor must accumulate enough Shares to constitute a Creation Unit. Redemption orders must be placed by or through an Authorized Participant.

14.   For the Long/Short Funds and 130/30 Funds, the Adviser will provide full portfolio holdings disclosure on a daily basis on the Funds' publicly available website (the "Website") and has developed an "IIV File," which it will use to disclose the Funds' full portfolio holdings, including short positions. Before the opening of business on each Business Day, the Trust, Adviser or index receipt agent, will make the IIV File available by email upon request. Applicants state that given either the IIV File or the Website disclosure,[14] anyone will be able to know in real time the intraday value of the Long/Short Funds and 130/30 Funds.[15] With respect to the Long/Short Funds and 130/30 Funds, the investment characteristics of any financial instruments and short positions used to achieve short and long exposures will be described in sufficient detail for market participants to understand the principal investment strategies of the Funds and to permit informed trading of their Shares.

15.   Neither the Trust nor any Fund will be advertised, marketed or otherwise held out as a traditional open-end investment company or a mutual fund. Instead, each Fund will be marketed as an "ETF," an "investment company," a "fund," or a "trust." All marketing materials that describe the features or method of obtaining, buying or selling Creation Units or refer to

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[14]   The information on the Website will be the same as that disclosed to Authorized Participants in the IIV File, except that (1) the information provided on the Website will be formatted to be reader-friendly and (2) the portfolio holdings data on the Website will be calculated and displayed on a per Fund basis, while the information in the IIV File will be calculated and displayed on a per Creation Unit basis.

[15]   The primary listing Exchange or another independent third party will disseminate, every 15 seconds during its regular trading hours, through the facilities of the Consolidated Tape Association, the Indicative Intra-Day Value ("IIV") for each Fund, on a per Share basis.

redeemability, will prominently disclose that (1) Shares are not individually redeemable and that the owners of Shares may purchase or redeem Shares from the Fund in Creation Units only, and (2) the purchase and sale price of individual Shares trading on an Exchange may be below, at, or above the most recently calculated NAV for such Shares. The same approach will be followed in the shareholder reports and other investor educational materials issued or circulated in connection with the Shares. The Funds will provide copies of their annual and semi-annual shareholder reports to DTC Participants for distribution to shareholders.

<u>Applicants' Legal Analysis:</u>

1.   Applicants request an order under section 6(c) of the Act for an exemption from sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

2.   Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction, or any class of persons, securities or transactions, from any provision of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Section 17(b) of the Act authorizes the Commission to exempt a proposed transaction from section 17(a) of the Act if evidence establishes that the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the proposed transaction is consistent with the policies of the registered investment company and the general provisions of the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or

transaction, or any class or classes of persons, securities or transactions, from any provisions of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.

Sections 5(a)(1) and 2(a)(32) of the Act

3.   Section 5(a)(1) of the Act defines an "open-end company" as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any security, other than short-term paper, under the terms of which the owner, upon its presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer's current net assets, or the cash equivalent. Because Shares will not be individually redeemable, applicants request an order that would permit the Funds to register as open-end management investment companies and issue Shares that are redeemable in Creation Units only. Applicants state that investors may purchase Shares in Creation Units and redeem Creation Units from each Fund. Applicants further state that because the market price of Shares will be disciplined by arbitrage opportunities, investors should be able to buy and sell Shares in the secondary market at prices that do not vary materially from their NAV.

Section 22(d) of the Act and Rule 22c-1 under the Act

4.   Section 22(d) of the Act, among other things, prohibits a dealer from selling a redeemable security that is currently being offered to the public by or through a principal underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the Act generally requires that a dealer selling, redeeming or repurchasing a redeemable security do so only at a price based on its NAV. Applicants state that secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in a Fund's

prospectus, and not at a price based on NAV. Thus, purchases and sales of Shares in the secondary market will not comply with section 22(d) of the Act and rule 22c-1 under the Act. Applicants request an exemption under section 6(c) from these provisions.

5.   Applicants assert that the concerns sought to be addressed by section 22(d) of the Act and rule 22c-1 under the Act with respect to pricing are equally satisfied by the proposed method of pricing Shares. Applicants maintain that while there is little legislative history regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been designed to (a) prevent dilution caused by certain riskless trading schemes by principal underwriters and contract dealers, (b) prevent unjust discrimination or preferential treatment among buyers, and (c) ensure an orderly distribution system of investment company shares by eliminating price competition from non-contract dealers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.

6.   Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Applicants state that (a) secondary market trading in Shares does not involve Trust assets and will not result in dilution of an investment in Shares, and (b) to the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third party market forces, such as supply and demand. Therefore, applicants assert that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers. Finally, applicants contend that the proposed distribution system will be orderly because competitive forces will ensure that the difference between the market price of Shares and their NAV remains narrow.

Section 22(e)

7.   Section 22(e) of the Act generally prohibits a registered investment company

from suspending the right of redemption or postponing the date of payment of redemption

proceeds for more than seven days after the tender of a security for redemption. Applicants

observe that the settlement of redemptions for the Foreign Funds will be contingent not only on

the settlement cycle of the U.S. securities markets, but also on the delivery cycles in local

markets for the underlying foreign securities held by the Foreign Funds. Applicants believe that

under certain circumstances, the delivery cycles for transferring Portfolio Investments to

redeeming investors, coupled with local market holiday schedules, will require a delivery process

of up to 14 calendar days. Applicants therefore request relief from section 22(e) in order to

provide for payment or satisfaction of redemptions within the maximum number of calendar

days required for such payment or satisfaction in the principal local markets where transactions

in the Portfolio Investments of each Foreign Fund customarily clear and settle, but in all cases no

later than 14 calendar days following the tender of a Creation Unit.[16] With respect to Future

Funds that are Foreign Funds, applicants seek the same relief from section 22(e) only to the

extent that circumstances exist similar to those described in the application.

8.   Applicants submit that section 22(e) was designed to prevent unreasonable,

undisclosed and unforeseen delays in the actual payment of redemption proceeds. Applicants

state that allowing redemption payments for Creation Units of a Foreign Fund to be made within

14 calendar days would not be inconsistent with the spirit and intent of section 22(e). Applicants

state that the SAI will disclose those local holidays (over the period of at least one year following

the date of the SAI), if any, that are expected to prevent the delivery of redemption proceeds in

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[16]   Applicants acknowledge that relief obtained from the requirements of section 22(e) will not affect any
obligations applicants may have under rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most
securities transactions be settled within three business days of the trade date.

seven calendar days, and the maximum number of days, up to 14 calendar days, needed to deliver the proceeds for each affected Foreign Fund. Applicants are not seeking relief from section 22(e) with respect to Foreign Funds that do not effect creations and redemptions of Creation Units in-kind.

Section 12(d)(1)

9.	Section 12(d) (1) (A) of the Act, in relevant part, prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d) (1) (B) of the Act prohibits a registered open-end investment company, its principal underwriter or any other broker or dealer from selling the investment company's shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock, or if the sale will cause more than 10% of the acquired company's voting stock to be owned by investment companies generally.

10.	Applicants request an exemption to permit management investment companies ("Acquiring Management Companies") and unit investment trusts ("Acquiring Trusts") registered under the Act that are not sponsored or advised by the Adviser and are not part of the same "group of investment companies," as defined in section 12(d)(1)(G)(ii) of the Act, as the Funds (collectively, "Acquiring Funds") to acquire Shares beyond the limits of section 12(d)(1)(A). In addition, applicants seek relief to permit the Funds, the Distributor, and any broker-dealer that is registered under the Exchange Act to sell Shares to Acquiring Funds in excess of the limits of section 12(d)(1)(B).

11.   Each Acquiring Management Company will be advised by an investment adviser within the meaning of section 2(a) (20) (A) of the Act (the "Acquiring Fund Adviser") and may be sub-advised by one or more investment advisers within the meaning of section 2(a) (20) (B) of the Act (each an "Acquiring Fund Sub-adviser"). Any Acquiring Fund Adviser or Acquiring Fund Sub-adviser will be registered under the Advisers Act. Each Acquiring Trust will be sponsored by a sponsor ("Sponsor").

12.   Applicants submit that the proposed conditions to the requested relief adequately address the concerns underlying the limits in section 12(d)(1)(A) and (B), which include concerns about undue influence by a fund of funds over underlying funds, excessive layering of fees and overly complex fund structures. Applicants believe that the requested exemption is consistent with the public interest and the protection of investors.

13.   Applicants believe that neither the Acquiring Funds nor any Acquiring Fund Affiliate would be able to exert undue influence over the Funds or any Fund Affiliates.[17] To limit the control that an Acquiring Fund may have over a Fund, applicants propose a condition prohibiting an Acquiring Fund Adviser or a Sponsor, any person controlling, controlled by, or under common control with the Acquiring Fund Adviser or Sponsor, and any investment company or issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Acquiring Fund Adviser or Sponsor, or any person controlling, controlled by, or under common control with the Acquiring Fund Adviser or Sponsor ("Acquiring Fund's Advisory Group") from controlling (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The same prohibition would

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[17]   An "Acquiring Fund Affiliate" is the Acquiring Fund Adviser, Acquiring Fund Sub-adviser, any Sponsor, promoter, or principal underwriter of an Acquiring Fund, and any person controlling, controlled by, or under common control with any of those entities. A "Fund Affiliate" is the investment adviser, promoter, or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of those entities.

apply to any Acquiring Fund Sub-adviser, any person controlling, controlled by or under

common control with the Acquiring Fund Sub-adviser, and any investment company or issuer

that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act (or portion of

such investment company or issuer) advised or sponsored by the Acquiring Fund Sub-adviser or

any person controlling, controlled by or under common control with the Acquiring Fund Sub-

adviser ("Sub-adviser Group"). Applicants propose other conditions to limit the potential for

undue influence over the Funds, including that no Acquiring Fund or Acquiring Fund Affiliate

(except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a

Fund to purchase a security in an offering of securities during the existence of an underwriting or

selling syndicate of which a principal underwriter is an Underwriting Affiliate ("Affiliated

Underwriting"). An "Underwriting Affiliate" is a principal underwriter in any underwriting or

selling syndicate that is an officer, director, member of an advisory board, Acquiring Fund

Adviser, Acquiring Fund Sub-adviser, Sponsor, or employee of the Acquiring Fund, or a person

of which any such officer, director, member of an advisory board, Acquiring Fund Adviser,

Acquiring Fund Sub-adviser, Sponsor, or employee is an affiliated person (except that any

person whose relationship to the Fund is covered by section 10(f) of the Act is not an

Underwriting Affiliate).

    14.   Applicants do not believe that the proposed arrangement involves excessive

layering of fees. The board of directors or trustees of any Acquiring Management Company,

including a majority of the disinterested directors or trustees, will find that the advisory fees

charged under the contract are based on services provided that will be in addition to, rather than

duplicative of, services provided under the advisory contract of any Fund in which the Acquiring

Management Company may invest.   In addition, except as provided in condition 9, an Acquiring

Fund Adviser or a trustee or Sponsor of an Acquiring Trust will waive fees otherwise payable to it by the Acquiring Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under rule 12b-1 under the Act) received by the Acquiring Fund Adviser, trustee or Sponsor to the Acquiring Trust or an affiliated person of the Acquiring Fund Adviser, trustee or Sponsor, from the Fund in connection with the investment by the Acquiring Fund in the Fund. Applicants state that any sales loads or service fees charged with respect to shares of an Acquiring Fund will not exceed the limits applicable to a fund of funds set forth in NASD Conduct Rule 2830.[18]

15.   Applicants submit condition 16 addresses concerns over meaninglessly complex arrangements. Under condition 16, no Fund may acquire securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of a money market fund for short-term cash management purposes. To ensure that Acquiring Funds comply with the terms and conditions of the requested relief from section 12(d)(1), any Acquiring Fund that intends to invest in a Fund in reliance on the requested order will be required to enter into an agreement ("Participation Agreement") between the Fund and the Acquiring Fund. The Participation Agreement will require the Acquiring Fund to adhere to the terms and conditions of the requested order and participate in the proposed transactions in a manner that addresses concerns regarding the requested relief from section 12(d)(1). The Participation Agreement also will include an acknowledgement from the Acquiring Fund that it may rely on the requested order only to invest in Funds and not in any other investment company.

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[18]   Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule 2830 that may be adopted by the Financial Industry Regulatory Authority.

16.   Applicants also note that a Fund may choose to reject a direct purchase of Shares by an Acquiring Fund. To the extent that an Acquiring Fund purchases Shares in the secondary market, a Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested order by declining to enter into the Participation Agreement prior to any investment by an Acquiring Fund in excess of the limits of section 12(d)(1)(A).

Sections 17(a)(1) and (2) of the Act

17.   Section 17(a) of the Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such a person ("second-tier affiliate"), from selling any security or other property to or acquiring any security or other property from the company. Section 2(a)(3) of the Act defines "affiliated person" of another person to include (a) any person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the other person, and (c) any person directly or indirectly controlling, controlled by or under common control with the other person. Section 2(a)(9) of the Act defines control as the power to exercise a controlling influence over the management of policies of a company. It also provides that a control relationship will be presumed where one person owns more than 25% of a company's voting securities. The Funds may be deemed to be controlled by the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser (an "Affiliated Fund").

18.   Applicants request an exemption from section 17(a) of the Act pursuant to sections 17(b) and 6(c) of the Act to permit persons to effectuate in-kind purchases and redemptions with a Fund when they are affiliated persons or second-tier affiliates of the Fund solely by virtue of one or more of the following: (1) holding 5% or more, or more than 25%, of

the outstanding Shares of one or more Funds; (2) having an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25%, of the shares of one or more Affiliated Funds.

19.   Applicants assert that no useful purpose would be served by prohibiting these types of affiliated persons from acquiring or redeeming Creation Units through in-kind transactions. Except for permitted cash-in-lieu amounts, the Deposit Instruments and Redemption Instruments will be the same for all purchasers and redeemers regardless of the their identity. The deposit procedures for both in-kind purchases and in-kind redemptions of Creation Units will be the same for all purchases and redemptions, regardless of size or number. Deposit Instruments and Redemption Instruments will be valued in the same manner as Portfolio Investments are valued for purposes of calculating NAV. Applicants submit that, by using the same standards for valuing Portfolio Investments as are used for calculating the value of Deposit Instruments and Redemption Instruments, the Fund will ensure that its NAV will not be adversely affected by such transactions. Applicants also believe that in-kind purchases and redemptions will not result in self-dealing or overreaching of the Fund.

20.   Applicants also seek relief from section 17(a) to permit a Fund that is an affiliated person or second-tier affiliate of an Acquiring Fund to sell its Shares to and redeem its Shares from an Acquiring Fund, and to engage in the accompanying in-kind transactions with the Acquiring Fund.[19] Applicants state that the terms of the proposed transactions will be fair and

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[19]   To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between an Acquiring Fund and a Fund, relief from section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to an Acquiring Fund and redemptions of those Shares. The requested relief also is intended to cover the in-kind transactions that may accompany such sales and redemptions. Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person or second-tier affiliate of an Acquiring Fund because the Adviser provides investment advisory services to the Acquiring Fund.

reasonable and will not involve overreaching. Applicants note that any consideration paid by an

Acquiring Fund for the purchase or redemption of Shares directly from a Fund will be based on

the NAV of the Fund in accordance with policies and procedures set forth in the Fund's

registration statement.[20] Further, absent the unusual circumstances discussed in the application,

the Deposit Instruments and Redemption Instruments available for a Fund will be the same for

all purchasers and redeemers, respectively and will correspond pro rata to the Fund's Portfolio

Investments, except as describe above. Applicants also state that the proposed transactions are

consistent with the general purposes of the Act and appropriate in the public interest.

Applicants' Conditions:

Applicants agree that any order of the Commission granting the requested relief will be

subject to the following conditions:

ETF Relief

1.   As long as the Funds operate in reliance on the requested order, the Shares will be

listed on an Exchange.

2.   Neither the Trust nor any Fund will be advertised or marketed as an open-end

fund or a mutual fund. Any advertising material that describes the purchase or sale of Creation

Units or refers to redeemability will prominently disclose that Shares are not individually

redeemable and that owners of Shares may acquire those Shares from a Fund and tender those

Shares for redemption to a Fund in Creation Units only.

3.   The website maintained for the Funds, which will be publicly accessible at no

charge, will contain on a per Share basis for each Fund, the prior Business Day's NAV and the

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[20]   Applicants acknowledge that receipt of compensation by (a) an affiliated person of an Acquiring Fund, or an affiliated person of such person, for the purchase by the Acquiring Fund of Shares or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Acquiring Fund may be prohibited by section 17(e)(1) of the Act. The Participation Agreement also will include this acknowledgment**.**

market closing price or the midpoint of the bid/ask spread at the time of the calculation of such

NAV ("Bid/Ask Price"), and a calculation of the premium or discount of the market closing price

or Bid/Ask Price against such NAV.

4.   The requested relief to permit ETF operations will expire on the effective date of

any Commission rule under the Act that provides relief permitting the operation of index-based

exchange-traded funds.

Section 12(d)(1) Relief

5.   The members of an Acquiring Fund's Advisory Group will not control

(individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The

members of the Sub-adviser Group will not control (individually or in the aggregate) a Fund

within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding

voting securities of a Fund, an Acquiring Fund's Advisory Group or Sub-adviser Group, each in

the aggregate, becomes a holder of more than 25% of the outstanding voting securities of a Fund,

it will vote its shares of the Fund in the same proportion as the vote of all other holders of the

Fund's shares. This condition does not apply to the Sub-adviser Group with respect to a Fund

for which the Acquiring Fund Sub-adviser or a person controlling, controlled by, or under

common control with the Acquiring Fund Sub-adviser acts as the investment adviser within the

meaning of section 2(a)(20)(A) of the Act.

6.   No Acquiring Fund or Acquiring Fund Affiliate will cause any existing or

potential investment by the Acquiring Fund in a Fund to influence the terms of any services or

transactions between the Acquiring Fund or Acquiring Fund Affiliate and the Fund or a Fund

Affiliate.

7.   The board of directors or trustees of an Acquiring Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to assure that the Acquiring Fund Adviser and any Acquiring Fund Sub-adviser are conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

8.   Once an investment by an Acquiring Fund in the Shares of a Fund exceeds the limit in section 12(d)(1)(A)(i) of the Act, the Board, including a majority of the disinterested Board members, will determine that any consideration paid by a Fund to the Acquiring Fund or an Acquiring Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser(s).

9.   An Acquiring Fund Adviser or a trustee or Sponsor of an Acquiring Trust will waive fees otherwise payable to it by the Acquiring Management Company or Acquiring Trust in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under rule 12b-l under the Act) received from a Fund by the Acquiring Fund Adviser or trustee or Sponsor to the Acquiring Trust or an affiliated person of the Acquiring Fund Adviser, trustee or Sponsor, other than any advisory fees paid to the Acquiring Fund Adviser or trustee or Sponsor, or an affiliated person of the Acquiring Fund Adviser, trustee or

Sponsor by the Fund, in connection with the investment by the Acquiring Management Company or Acquiring Trust in the Fund. Any Acquiring Fund Sub-adviser will waive fees otherwise payable to the Acquiring Fund Sub-adviser, directly or indirectly, by the Acquiring Management Company in an amount at least equal to any compensation received from a Fund by the Acquiring Fund Sub-adviser, or an affiliated person of the Acquiring Fund Sub-adviser, other than any advisory fees paid to the Acquiring Fund Sub-adviser or its affiliated person by the Fund, in connection with the investment by the Acquiring Management Company in the Fund made at the direction of the Acquiring Fund Sub-adviser. In the event that the Acquiring Fund Sub-adviser waives fees, the benefit of the waiver will be passed through to the Acquiring Management Company.

10.   No Acquiring Fund or Acquiring Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in any Affiliated Underwriting.

11.   The Board, including a majority of the disinterested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by a Fund in an Affiliated Underwriting once an investment by the Acquiring Fund in the Shares of the Fund exceeds the limit of section 12(d)(l)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Acquiring Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other

than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

12. Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings, once an investment by an Acquiring Fund in the Shares of the Fund exceeds the limits of section 12(d)(l)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate's members, the terms of the purchase, and the information or materials upon which the Board's determinations were made.

13. Before investing in a Fund in excess of the limits in section 12(d)(1)(A), the Acquiring Fund and the Fund will execute a Participation Agreement stating, without limitation, that their boards of directors or trustees and their investment advisers, or the trustee and Sponsor of an Acquiring Trust, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Shares of a Fund in excess of the limit in section 12(d)(l)(A)(i), an Acquiring Fund will notify the Fund of the investment. At such time, the Acquiring Fund will also transmit to the Fund a list of names of each Acquiring Fund Affiliate and Underwriting Affiliate. The Acquiring Fund will notify the

Fund of any changes to the list of names as soon as reasonably practicable after a change occurs.

The Fund and the Acquiring Fund will maintain and preserve a copy of the order, the

Participation Agreement, and the list with any updated information for the duration of the

investment and for a period of not less than six years thereafter, the first two years in an easily

accessible place.

14.   Before approving any advisory contract under section 15 of the Act, the board of

directors or trustees of each Acquiring Management Company, including a majority of the

disinterested directors or trustees, will find that the advisory fees charged under such advisory

contract are based on services provided that will be in addition to, rather than duplicative of, the

services provided under the advisory contract(s) of any Fund in which the Acquiring

Management Company may invest. These findings and their basis will be recorded fully in the

minute books of the appropriate Acquiring Management Company.

15.   Any sales charges and/or service fees charged with respect to shares of an

Acquiring Fund will not exceed the limits applicable to a fund of funds as set forth in NASD

Conduct Rule 2830.

16.   No Fund will acquire securities of any investment company or company relying

on sections 3(c) (1) or 3(c) (7) of the Act in excess of the limits contained in section 12(d) (1)

(A) of the Act, except to the extent permitted by exemptive relief from the Commission that allows the Fund to purchase shares of a money market fund for short-term cash management purposes.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary